INSILCO HOLDING CO.
                              425 METRO PLACE NORTH
                               DUBLIN, OHIO 43017
                                 (614) 791-3137


                                                          June 2, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1 and
    Post-Effective Amendment No. 1 to
    Registration Statement on Form S-2

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, we request withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-65039) and Post-Effective Amendment No. 1 to Registration Statement on Form S-2 (Registration No. 333-63563) (together, the "Registration Statements"), each filed on May 14, 1999. The Post-Effective Amendments are being withdrawn due to the need to update the financial statements contained in the Registration Statements. For your information, we are transmitting today for filing Post-Effective Amendment No. 2 to each Registration Statement that contain updated financial statements.

     Please feel free to call me at the number above if you have any questions covering this request.

                                                     Very truly yours,

                                                     /s/ Kenneth H. Koch
                                                     -------------------
                                                        Kenneth H. Koch